Our File Number: 25922.00015
Writer’s Direct Dial Number: 561-650-0553
Writer’s E-Mail Address: mmitrione@gunster.com

January 18, 2008

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Station Place, 100 F Street, N.E.

Washington, D.C. 20549

Attn: Mark Webb, Legal Branch Chief

Re:	Responses to Comments on Amendment No. 2 to the Registration Statement on Form S-4 filed by 1st United Bancorp, Inc. on January 16, 2008
(File No. 333-147505)

Dear Mr. Webb:

On behalf of 1st United Bancorp, Inc. (“Bancorp”) and Equitable Financial Group, Inc. (“Equitable”), we hereby provide the following responses in reply to the Staff’s comment letter dated January 18, 2008 (the “Comment Letter”) in connection with the above-referenced Registration Statement and certain related documents.

The responses to the Staff's comments are numbered to relate to the corresponding comments in the Comment Letter. For your convenience, each of our responses is preceded with an italicized recitation of the corresponding comment set forth in the Comment Letter. In general, the information contained in this correspondence with respect to Bancorp has been furnished by Bancorp and the information contained in this letter with respect to Equitable has been furnished by Equitable.

Concurrently with the filing of this letter, Bancorp is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to Registration Statement on Form S-4 (the “Amendment No. 2”), to revise and supplement the disclosure as requested by the Staff in the Comment Letter.

Material United States Federal Income Tax Consequences of the Merger, page 47

1.

Please represent to the staff that you will file a supplement to be circulated with the prospectus stating the following: that in the event that company stock does not constitute at least 50% of the consideration, and the company resolves to move ahead with the transaction, it will resolicit shareholders with an updated prospectus before going forward.

Response: Bancorp represents to the Staff that it will file a supplement to be circulated with the Prospectus with the requested language.

Securities and Exchange Commission

Division of Corporation Finance

January 18, 2008

Tax Opinion

2.	Please file a revised tax opinion deleting the words “form of” in the first sentence of the final paragraph.

Response: In response to the Staff's comment, we have revised the tax opinion to delete the word “form of” in the first sentence of the final paragraph.

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Please contact me at (561) 650-0553 or Marybeth Bosko at (954) 468-1351, via fax at (561) 671-2425 or 954-523-1722, or via e-mail at mmitrione@gunster.com or mbosko@gunster.com, if you have any comments or questions about this letter.

Very truly yours,

Gunster, Yoakley & Stewart, P.A.

By:	/s/ Michael V. Mitrione
Michael V. Mitrione
Vice President